     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 28, 2000 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
                                      of
                              Balance Bar Company
                                      at
                             $19.40 Net Per Share
                                      by
                             BB Acquisition, Inc.
                         a wholly owned subsidiary of
                               Kraft Foods, Inc.

     BB Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Balance Bar Company, a Delaware corporation (the "Company"), at a price of $19.40 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary, and the D.F. King & Co., Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 25, 2000, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions, including (1) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer a number of Shares which, together with the Shares then owned by Parent or the Purchaser, represents more than 50% of the Shares outstanding (the "Minimum Condition") and (2) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to the satisfaction of certain other conditions. See Section 17 of the Offer to Purchase.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 21, 2000 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The purpose of the Offer is for Parent, through the Purchaser, to acquire a majority voting interest in the Company as the first step in a business combination. The

Merger Agreement provides that, among other things, the Purchaser will make the Offer and that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which shall be cancelled, and other than Shares which are held by shareholders, if any, who properly exercise their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $19.40 in cash, or any higher price that is paid in the Offer (less any required withholding taxes), without interest thereon.

     Certain shareholders of the Company have entered into Support Agreements pursuant to which such shareholders have agreed, among other things, to tender pursuant to the Offer, and not to withdraw, all of their Shares, which together represent approximately 55% of all outstanding Shares (approximately 51% on a fully diluted basis). The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders. The Board of Directors of the Company recommends that the Company's shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering shareholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

     If any of the conditions set forth in the Offer to Purchase that relate to the Purchaser's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on February 25, 2000 (or any other time then set as the Expiration Date), the Purchaser may, subject to the Merger Agreement as described below, elect to, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on February 25, 2000, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser shall expire. The Purchaser does not expect to make a subsequent offering period available following the Expiration Date pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although it reserves the right to do so in its sole discretion.

     Subject to the terms and conditions set forth in the Offer to Purchase and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, (i) to extend the period during which the Offer is open or (ii) to amend the Offer in any other respect by giving oral or written notice of such extension or amendment to the Depositary and by making a public announcement of such extension or amendment. Except to the extent required by the Merger Agreement, there can be no assurance that the Purchaser will exercise its right to extend or amend the Offer. Any extension of the period during which the Offer is open and will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after Monday, March 27, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

     The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gain is 20%, and the deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.


     The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respectable addresses and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:
                             D.F. King & Co., Inc.
                          77 Water Street, 20th Floor
                           New York, New York 10005

                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 549-6650

                     The Dealer Manager for the Offer is:
                                 Credit Suisse
                                 First Boston

                             Eleven Madison Avenue
                         New York, New York 10010-3629
                        Call Toll Free: (800) 646-4543

                               January 28, 2000